FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Redemption of HSBC Holdings Subordinated Collared Floating Rate Notes due 2008

HSBC Holdings plc has today given notice that the US$250,000,000 of Subordinated Collared Floating Rate Notes due 2008 (the "Notes") (ISIN:XS0046967518) in issue are to be redeemed on 17 November 2003. The text of the redemption notice published in today's Financial Times is set out below:

"NOTICE OF EARLY REDEMPTION

HSBC Holdings plc (the "Issuer")

US$250,000,000 Subordinated Collared Floating Rate Notes due 2008 (the "Notes")
(ISIN:XS0046967518)

Notice is hereby given to the holders of the Notes that, pursuant to Condition 4 (b) of the Notes, the Issuer will redeem all the Notes in full together with accrued interest on 17 November 2003 (the "Redemption Date").

Payment of principal and interest in respect of the Notes will be made in accordance with and subject to Condition 5 of the Notes against surrender of the relevant Notes, together with all unmatured Coupons, at the specified office of any of the Paying Agents on or after the Redemption Date.

Pursuant to Condition 7 of the Notes, Notes and Coupons will become void unless presented for payment within periods of twelve years and six years respectively from the Relevant Date (as defined in Condition 6).

Queries on the redemption should be directed to the Paying Agent.

The specified office of the Paying Agents and Agent Bank for the Notes are as follows:

Principal Paying Agent and Agent Bank
Citibank N.A
PO Box 18055
5 Carmelite Street
London EC4Y 0PA
Tel: 020 7500 5000

Other Paying Agents
Banque BNP Paribas Luxembourg	Citibank N.A
10A Boulevard Royal	Avenue des Arts, 35
L-2093 Luxembourg	B-1040 Brussels, Belgium

By HSBC Holdings plc
Dated 29 September 2003"
_____________________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: September 30, 2003